Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

INTRODUCTION

The following summary description of RPC's capital stock is qualified by reference to the provisions of its certificate of incorporation and bylaws.

The authorized capital stock of RPC consists of 349 million shares of common stock, par value $.10 per share, and 1 million shares of preferred stock, par value $.10 per share.

COMMON STOCK

Subject to the rights of stockholders of RPC preferred stock, the stockholders of RPC common stock:

•     are entitled to dividends if they are declared by our board of directors out of funds legally available therefor;

•     are entitled to one vote per share on all matters brought before them (voting is noncumulative in the election of directors);

•     have no preemptive or conversion rights;

•     are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and

•     are entitled upon liquidation to receive the remainder of our assets after the payment of corporate debts and the satisfaction of the liquidation preference of our preferred stock.

PREFERRED STOCK

RPC's board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it at the time of issuance.  Among the specific matters that our board of directors may determine are the rate of dividends, redemption and conversion prices and terms and amounts payable in the event of liquidation and special voting rights.  Such rights of the board of directors to issue preferred stock may be viewed as having an anti-takeover effect.

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

There are two explicit limitations on business combination with interested shareholders, as follows:

•     As a public Delaware corporation, RPC is subject to Section 203 of the Delaware General Corporation Law.  In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15 percent or more of a corporation's outstanding voting stock) from engaging in a “business combination” with a Delaware corporation for three years following the time such person became an interested stockholder unless:

o    before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

o    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

o    following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

•     The certificate of incorporation of RPC prevents an “Acquiring Entity” (defined generally as a person owning 20 percent or more of the corporation’s outstanding voting stock) from engaging in a “Special Business Combination” (defined generally to include any merger, disposition of substantial assets and certain other specified events) with RPC unless:

o    a majority of the “Continuing Directors” (defined generally as a director who is unaffiliated with the Acquiring Entity and who was a director prior to the time that the Acquiring Entity became an Acquiring Entity, and certain successors of such persons) approve the Special Business Combination; or

o    the Special Business Combination is approved by the affirmative vote of the holders of at least 75 percent of the shares entitled to vote at a special meeting of stockholders at which at least 80 percent of the shares entitled to vote shall be present in person or by proxy.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS OF RPC

General

A number of provisions of the certificate of incorporation and bylaws deal with matters of corporate governance and the rights of stockholders including, among others, provisions for the classification of the board of directors into three classes having terms of three years.  Certain of these provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which certain stockholders may deem to be in their best interest.  These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of RPC.  These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the common stock. The board of directors believes that these provisions are appropriate to protect the interests of RPC and all of its stockholders.

Meetings of Stockholders

The bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law.  In addition, the bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting or special meeting of stockholders.

Indemnification and Limitation of Liability

The bylaws provide that directors and officers shall be, and at the discretion of the board of directors, others serving at the request of RPC may be, indemnified by RPC to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of RPC and further requires the advancing of expenses incurred in defending claims.  The bylaws also provide that the right of directors and officers to indemnification shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders or otherwise.  The certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty.  This provision does not alter a director's liability under the federal securities laws.  In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

Amendment of Bylaws

The certificate of incorporation provides that RPC' bylaws may be adopted, amended or repealed by the board of directors and any bylaws adopted by the directors may be altered, amended or repealed by the directors or by the stockholders.

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